UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS
OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ETHAN ALLEN INTERIORS INC. Ethan Allen Drive Danbury, Connecticut 06811
THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants
of The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2007, has been presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 26, 2008
Stamford, Connecticut

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 3):
Mutual funds	$132,576,318	$126,018,629
Collective trusts	1,756,882	29,014,944
Common stock	13,963,629	18,403,854
Benefit responsive investment contracts	26,712,248	–
Participant loans	5,317,166	5,298,475
Total investments	180,326,243	178,735,902

Employer contributions receivable	3,804,131	3,944,361
Employee contributions receivable	323,591	277,871
Total assets	184,453,965	182,958,134

Liabilities:
Refunds payable for excess contributions	14,543	34,126

Net assets available for plan benefits at fair value	184,439,422	182,924,008

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (note 2)	824,690	520,564
Net assets available for plan benefits	$185,264,112	$183,444,572

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006
	2007	2006
Additions to net assets attributed to:

Investment income:
Net appreciation (depreciation) in fair value of investments	$(1,852,495)	$6,003,411
Interest income	387,659	366,248
Dividend income	9,989,745	9,043,302
Total investment income	8,524,909	15,412,961

Contributions:
Employer contributions	3,809,628	3,918,013
Employee contributions	11,645,928	11,713,224
Total contributions	15,455,556	15,631,237

Total additions	23,980,465	31,044,198

Deductions from net assets attributed to:
Benefits paid to participants	(22,079,873)	(19,264,473)
Administrative expenses	(81,052)	(89,938)

Total deductions	(22,160,925)	(19,354,411)

Net increase before transfer	1,819,540	11,689,787

Transfer in of other plan assets	-	502,371

Net increase	1,819,540	12,192,158

Net assets available for plan benefits:
Beginning of year	183,444,572	171,252,414

End of year	$185,264,112	$183,444,572

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(1)        Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock, which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants’ accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $15,500 and $15,000 in 2007 and 2006, respectively, to the 401(k) portion of the Plan.  If the Company elects to match participants’ contributions, the Company’s policy is to match $1.00 for $1.00 on the first $500 of pre-tax contributions and $0.50 on the $1.00 on the next $1,600 of pre-tax contributions. As such, the maximum annual Company match is $1,300 and such match follows the participants’ investment choices as of the date paid. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $45,000 (as adjusted for each Plan Year to take into account any applicable cost-of-living adjustment for that year provided by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code) or (ii) 100% of the participant’s compensation for that Plan year. The actual contribution, if any, is made in the ensuing year. The Company declared no profit-sharing contributions for the Plan in 2007 or 2006.

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer match contributions, if any. Participant contributions, Employer matching contributions, and Employer profit-sharing contributions vest immediately.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Investment of Funds

At December 31, 2007, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the participants. A brief description of each investment option is provided below.

American Beacon Small Cap Value Fund – The American Beacon Small Cap Value Fund seeks to provide long-term capital appreciation and current income. The fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on stocks of small market capitalization U.S. companies. These companies, whose stocks ordinarily account for at least 80% of the assets of the fund, generally have market capitalizations similar to the market capitalization of companies in the Russell 2000 index at the time of investment.

American Funds AMCAP Fund – The American Funds AMCAP Fund seeks to provide long-term growth of capital. The fund invests in established growth companies of any size with proven records of steady, above-average earnings, and a growth rate faster than that of the general market. The fund primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

American Funds Growth Fund of America – This fund seeks to invest in companies that appear to offer superior opportunities for long term growth, such as cyclical companies, those in depressed industries, and turnaround or value situations.  Common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash are held by the fund.  Up to 15% of the assets may be invested in securities of issuers located outside the United States and not included in the S&P 500.  Up to 10% may be invested in debt securities rated below investment grade.

Artisan MidCap Growth Fund – The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies.

Barclays Global Investors S&P 500 Equity Index Fund – The Barclays Global Investors S&P 500 Equity Index Fund is a collective trust maintained by Investors Bank & Trust.  The fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

Columbia Acorn Fund – The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small- and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $2 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

Dodge & Cox International Stock – This fund seeks long-term growth of principal and income.  The fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries including emerging markets.  The fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders.  The fund invests primarily in medium to large well established companies based on standards of the applicable market.

Ethan Allen Interiors, Inc. Common Stock – At December 31, 2007 and 2006, the Plan held unrestricted shares of common stock of the Company totaling 489,952 and 509,661 shares, respectively. Ethan Allen Interiors Inc. common stock is publicly traded and had a readily

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

ascertainable market value of $28.50 and $36.11 per share at December 31, 2007 and 2006, respectively.

JPMorgan Invest Self-Directed Brokerage Fund – The JPMorgan Invest Self-Directed Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through JPMorgan.

JPMorgan MidCap Value Fund – The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. This invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

JPMorgan Stable Value Fund – This fund seeks to protect principal from market fluctuations and produce relatively predictable returns that should typically exceed those of money market funds.  The fund invests in a diversified portfolio of high quality intermediate-maturity fixed-income investments, as well as benefit responsive contracts that provide for the principal and return stability.

PIMCO Total Return - Inst –This fund seeks total return consistent with preservation of capital.  The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.  It may invest up to 20% of assets in securities denominated in foreign currencies.  The portfolio duration generally ranges from three to six years.

T. Rowe Price Retirement Income Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It pursues this objective by investing in a diversified portfolio of T. Rowe Price mutual funds consisting of about 40% stocks and 60% bonds.

T. Rowe Price Retirement 2010 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2020 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2030 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

T. Rowe Price Retirement 2040 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

T. Rowe Price Retirement 2050 Adv – The fund seeks the highest total return over time consistent with an emphasis on both capital growth and income.  It is managed to a specific retirement year (target date) as included in its name.  The fund pursues its objective by investing in a diversified portfolio of T. Rowe Price stock and bond funds.  The allocation between T. Rowe Price stock and bond funds will change to be more conservative over time.

Van Kampen Growth and Income Fund – The Van Kampen Growth and Income Fund seeks income and long-term growth of capital.  The fund invests primarily in income producing equity securities, including common stocks and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities.  The fund may invest up to 25% of its total assets in securities of foreign issuers.

Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan Retirement Plan Services (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 5.00% to 10.50% during both 2007 and 2006.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income (loss) is comprised of interest income, dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70½.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

Basis of Accounting

   The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”.  This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  SAS No. 157 applies to fair value measurements already required or permitted by existing standards.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  The changes to current U.S. generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.  As of December 31, 2007, we do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements; however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the financial statements for a fiscal period.

Risks and Uncertainties

The Plan provides participants with various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities.  Such investment securities are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk.  The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.  Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JP Morgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in benefit responsive investment contracts and the shares of the American Century Stable Asset Fund are stated at fair value, with a corresponding adjustment to contract value for investment contracts that are deemed to be fully benefit-responsive. Contract value represents contributions made under the contract plus earnings on the underlying investments, less Plan withdrawals and administrative expenses.  Shares in the Collective Trust are valued at fair value based on the net asset value as reported by the fund investment manager.  Loans to participants are stated at cost (equal to their outstanding balances on the last day of the year) which approximates fair value.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following table presents, at fair value, Plan investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2007	2006
Mutual funds:
American Funds Growth Fund of America	28,667,624	28,193,311
American Funds AMCAP Fund	22,197,396	22,578,978
T Rowe Price Retirement 2020 - Adv	12,304,434	—
Dodge & Cox International Stock Fund	12,287,317	—
JPMorgan MidCap Value Fund	10,961,981	11,220,908
Artisan MidCap Growth Fund	10,801,321	—
T Rowe Price Retirement 2010 - Adv	9,655,254	—
American Century Strategic Allocation Moderate Fund	—	20,338,761
Templeton Foreign Fund	—	11,084,902
Common stock:
Ethan Allen Interiors, Inc. Common Stock	13,963,629	18,403,854
Collective trusts:
American Century Stable Asset Fund	—	27,701,313
(Contract value $28,221,877)
Benefit responsive investment contract:*
JPMorgan Stable Value Fund	26,455,809	—
(Contract value $27,536,938)

*These underlying assets are backed by three equally divided wrap contracts with State Street Bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with a crediting rate yield of 5.00%. The Plan's JPMorgan Stable Value Fund is comprised of these investment contracts.

During 2007 and 2006, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds	$1,000,532	5,917,255
Common stock	(3,699,237)	(72,362)
Fully benefit responsive investments	767,053	–
Collective trusts	79,157	158,518

Net appreciation (depreciation) in fair value of investments	$(1,852,495)	6,003,411

Benefit Responsive Investment Contracts

The JPMorgan Stable Value Fund and the American Century Stable Asset Fund (the “Stable Asset Funds”) hold investments in Synthetic Guaranteed Investment Contracts (“GICs”) as direct investments.

A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the issuer. The assets underlying the contract are maintained separate from the issuer’s general assets, usually by a third party custodian. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  The Company does not believe that the occurrence of any events, such as those described above,  which would limit the Plan’s ability to transact at contract value with participants, are probable.

The Synthetic GICs generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

The assets underlying the contracts primarily consist of commingled trust funds sponsored by JP Morgan Chase Bank, NA. The fair value of those funds at December 31, 2007 was $26,455,809 for the JP Morgan Intermediate Bond Fund and $256,439 for the JP Morgan Liquidity Fund.

The Synthetic GICs are placed with financial institutions whose Standard & Poors credit rating is A or higher.

The average yield earned by the Stable Asset Funds for all fully benefit-responsive investment contracts at December 31, 2007 and 2006 are presented in the following table.

	2007	2006

Weighted average yield earned	6.67%	5.38%
Weighted average yield credited
to participants accounts	5.15%	4.86%

(4)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(5)	Parties-in-Interest

Certain Plan investments represent shares of mutual funds managed by JP Morgan Chase & Co. (“JP Morgan”), whose affiliates serve as both Trustee and Recordkeeper of the Plan.  Therefore, transactions involving these mutual funds qualify as party-in-interest transactions.

At December 31, 2007, approximately 8% of Plan assets are held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2007 and 2006, the Plan received dividend income on Company common stock totaling $406,396 and $399,063, respectively.

(6)	Administrative Expenses

In 2007 and 2006, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid to JP Morgan for recordkeeping and trust services amounted to $81,052 and $89,938 for the years ended December 31, 2007 and 2006, respectively.

(7)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	Years Ended December 31,
	2007	2006
Net assets available for plan benefits per the financial statements	$185,264,112	$183,444,572
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by collective trust	(824,690)	(520,564)
Net assets available for plan benefits per the Form 5500	$184,439,422	$182,924,008

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2007	2006
Total investment income per the financial statements	$8,524,909	$15,412,961
Less: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts - current year	(824,690)	(520,564)
Add: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts - prior year	520,564	–
Total investment income per the Form 5500	$8,220,783	$14,892,397

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2007 and 2006

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

	Identity of issue, borrower,	Number of	Current
	lessor, or similar party	Shares/Units	Value
Mutual Funds:
	American Beacon Small Cap Value Fund	51,627	$889,015
	American Funds AMCAP Fund	1,105,448	22,197,396
	American Funds Growth Fund of America	849,090	28,667,624
	Artisan MidCap Growth Fund	349,105	10,801,321
	Columbia Acorn Fund	215,113	6,369,497
	Dodge & Cox International Stock Fund	267,090	12,287,317
	JPMorgan Invest Self-Directed Brokerage Fund (1)	n/a	1,645,499
	JPMorgan MidCap Value Fund (1)	449,628	10,961,981
	PIMCO Total Return - Inst	209,328	2,237,721
	T Rowe Price Retirement 2010 - Adv	597,847	9,655,254
	T Rowe Price Retirement 2020 - Adv	696,346	12,304,434
	T Rowe Price Retirement 2030 - Adv	382,880	7,267,517
	T Rowe Price Retirement 2040 - Adv	197,315	3,772,655
	T Rowe Price Retirement 2050 - Adv	83,264	871,774
	T Rowe Price Retirement Income - Adv	97,557	1,297,510
	Van Kampen Growth and Income Fund	63,520	1,349,803
Common Stock:
	Ethan Allen Interiors, Inc. Common Stock (1)	489,952	13,963,629
Collective Trusts:
	Barclays Global Investors S&P 500 Equity Index Fund	38,210	1,756,882
Fully Benefit Responsive Investment Contracts :
	JPMorgan Intermediate Bond Fund (1) (2)	2,236,543	26,455,809
	JP Morgan Liquidity Fund (1) (2)	300,553	256,439
Participant loans (1) (3)		n/a	5,317,166
			$180,326,243
(1)	Denotes a party-in-interest to the Plan.
(2)

These underlying assets are backed by three equally divided wrap contracts with State Street bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with a crediting rate yield of 5.00%.  The Plan's JP Morgan Stable Value Fund is comprised of these investments and wrap contracts.

(3)	1,465 loans made to Plan participants; rates range from 5.00% to 10.50%; maturities from 1/1/2008 to 8/30/2017.

n/a	Not applicable
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN
	By:	Ethan Allen Interiors Inc.
Date: June 26, 2008	By:	/s/ David R. Callen
Name: David R. Callen Title: Vice President, Finance & Treasurer

EXHIBIT INDEX

Exhibit
No.	Description
23	Consent of KPMG LLP.